

thedavidmovieofficial



thedavidmovieofficial David a

What heart doesn't melt with a

They give us genuine love, con
laugh.

👇 Comment below your favor

If you want to know more abou

1w

 **_sunflowers_and_sunsets** My
door wanting in 😌 and when r
before bed

1w 2 likes Reply

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 **dianas_drawlings** Beautiful an

1w 3 likes Reply

 **nojikotlady** So cute 🥰

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NOVEMBER 5

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 **thedavidmovieofficial**

 **thedavidmovieofficial** PRODU

Rita has been part of Sunrise A
inception, having joined the co
almost 20 years ago. She is an
culture in the studio while bein
and success.

As a producer, Rita has under h
Jungle Beat series, multiple co
brands, two feature films, and

Rita hopes that by making a fea
adults are spurred on to have g
courage, loyalty, and joy in thei

If you, too, believe in the powe
angel.com/david and learn how

2w

 **deejenniiferr** When does this r

2w   Reply

⎯⎯ View replies (1)

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 Liked by **basil.nevaeh** and **338 ot**

OCTOBER 30

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ESTREAM

rton and Lynton Levengood
Phil Cunningham
versation about their trip to Israel

vember 2 - 12pm MDT

 **thedavidmovieofficial**

 thedavidmovieofficial Since w
ago, we've delved deeply into p
characters, and art concepts.

David's origins are in Israel, and
We found rich culture, in additi
sceneries.

On this week's Livestream, Joh
will share some of that creative
Cunningham.

Join us to discover more about
it to you.

Want to learn how you can be a
to angel.com/david

Artist: Felicia Chen
@77felchen

2w

 **jonathanruboneka** that's cool
say it would come out?

2w   4 likes   Reply

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 Liked by **basil.nevaeh** and **671 oth**

OCTOBER 31

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thedavidmovieofficial



thedavidmovieofficial 1 Samu⋯

17 "All right," Saul answered. "F⋯
playing the harp and bring him⋯

18 "A man named Jesse who liv⋯
can play the harp," one official⋯
good-looking, he can speak we⋯

Learn more about the making ⋯

Artist: Valentina Phillips
@veelocityart

2w



sister.and.daughter 🥰

2w   1 like   Reply



jess_hot_mess_18 Can't wait ⋯

2w   1 like   Reply



stephenkulp_art Nice one Val⋯

2w   1 like   Reply

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♡   ◯   ◁



Liked by **basil.nevaeh** and **1,779 o**⋯

NOVEMBER 1

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 **thedavidmovieofficial**

 **thedavidmovieofficial** It's almo
miss it!

John Burton and Lynton Leveng
share stories of their adventure

Come and watch to learn how t
creation of David's conceptual

Go to angel.com/david for more

2w

 **that_ordinary_guy0298** 🔥🔥
👏

1w Reply

 **livingfree_leigh** Cant wait for t

1w 1 like Reply

 **toni_reyna** 😍 this is awesome

1w Reply

 **emlikesnoodles** I'm in love with

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 Liked by **basil.nevaeh** and **972 oth**

NOVEMBER 2

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thedavidmovieofficial

thedavidmovieofficial The sur
environments that we encounte
provided us with the most ama
And the art team were inspired
pieces of concept art. We see
original Creator of all things.

If you want to find out more ab
angel.com/david and find out h

1w

bellemkone 👏👏👏

1w 3 likes Reply

brentdawes6 I took this photo
Israel. Such an amazing sight;
harsh, dry land. And, fun fact, j
standing is one of the caves wh
were discovered.

1w 4 likes Reply

deidrinel Beautiful! I cannot wa
interpreted in the story.

1w 3 likes Reply

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Liked by **angelstudios_inc** and **80**

NOVEMBER 3

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BRITTNEY MAEGARZA

Has submitted a #DavidAwardNomination for

her friends,
@davidmwhited
@stacylwhited



The
DAVID
awards

...ination for

 **thedavidmovieofficial**

 **thedavidmovieofficial** We rece...
want more!

From a brave father willing to fa...
daughter to examples of selfles...
these inspire us to spread a me...
David's.

Tell us stories of the people wh...
their acts of courage and kindn...

Create a post tagging our page...
@TheDavidMovieOfficial and F...
the person you want to nomina...
celebrate them, and include #D...
follow along.

Stay tuned for our surprise hos...
announced on November 30th!

Learn more about the making o...

1w

deidrinel Great nominees!
1w   1 like   Reply

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320 likes

NOVEMBER 4

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